     FILED BY ATLAS AMERICA, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: ATLAS ENERGY RESOURCES, LLC
COMMISSION FILE NO. 1-33193

On May 6, 2009, Atlas Energy Resources, LLC issued the following press release: